Exhibit 21

List of Subsidiaries of Viropro, Inc.

Name of Subsidiary	State or Jurisdiction of Organization
Alpha Biologics Sdn Bhd	Malaysia
Biologics Process Development Inc.	California, USA
Viropro International	Quebec, Canada